RELIANCE Natural Resources
Anil Dhirubhai Ambani Group

RECEIVED

2009 AUG -4 A 7:52

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6633
www.rnrl.in

July 31, 2009

Mr. Paul M Dudek
Securities and Exchange Commision
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Exemption No: 82-35009

SUPPL

Dear Mr Paul,

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr. No.	Particulars
1.	Letters dated July 29, 2009 forwarding therewith the Unaudited Financial Results as per Clause 41 of the Listing Agreement entered into with the Stock Exchanges in India for the quarter ended June 30, 2009.

Copies of the above letters are enclosed for information and records.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Company Secretary

Encl: As above

09046678

RELIANCE Natural Resources
Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6633
www.rnrl.in

July 29, 2009

National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051
Telephone: 2659 8235/36, 2659 8100/14
Facsimile: 2659 8237/38
NSE Symbol : RNRL

Dear Sirs,

Sub : Unaudited Financial Results for the quarter ended June 30, 2009

In terms of Clause 41 of the Listing Agreement entered with the Stock Exchange, we enclose a copy of the Unaudited Financial Results for the quarter ended June 30, 2009, which were approved by the Board of Directors at their meeting held on July 29, 2009.

The results will be published in English and vernacular newspapers as required under the Listing Agreement.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Company Secretary

Encl.:

RELIANCE Natural Resources
Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6633
www.mrl.in

July 29, 2009

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Telephone: 2272 1233, 34
Facsimile: 2272 3121, 2037, 2039, 2041
email : corp.relations@bseindia.com
BSE Scrip Code : 532709

Dear Sirs,

Sub : Unaudited Financial Results for the quarter ended June 30, 2009

In terms of Clause 41 of the Listing Agreement entered with the Stock Exchange, we enclose a copy of the Unaudited Financial Results for the quarter ended June 30, 2009, which were approved by the Board of Directors at their meeting held on July 29, 2009.

The results will be published in English and vernacular newspapers as required under the Listing Agreement.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Company Secretary

Encl.: